BlackRock FundsSM

100 Bellevue Parkway

Wilmington, DE 19809

October 30, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re: BlackRock FundsSM Form N-1A (File No. 33-26305)

Ladies and Gentlemen:

BlackRock FundsSM, an open-end investment company (the “Registrant”), on behalf of its series BlackRock Advantage Large Cap Core Fund (the “Fund”), pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), hereby requests the withdrawal of Post-Effective Amendment No. 614 to the Registration Statement on Form N-1A (File No. 33-26305) filed by the Registrant on October 13, 2016 (Accession No. 0001193125-16-737687) (the “Post-Effective Amendment”) and the BXT Filings (as defined below). The automatic effectiveness of the Post-Effective Amendment had been delayed pursuant to subsequent 485BXT filings (the “BXT Filings” and, collectively with the Post-Effective Amendment, the “Filings”), the most recent of which was filed on October 4, 2018 (Accession No. 0001193125-18-293357).

The withdrawal of the Filings is requested because the Registrant has determined not to offer the Fund for sale. No securities were sold in connection with the Filings. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact Devin Grabarek of Sidley Austin LLP at (212) 839-5498.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

BlackRock FundsSM

By:	/s/ Benjamin Archibald
Name:	Benjamin Archibald
Title:	Secretary